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                              June 29, 2022

       Scott T. Ford
       Chief Executive Officer
       Westrock Coffee Holdings, LLC
       100 River Bluff Drive
       Suite 210
       Little Rock, Arkansas 77202

                                                        Re: Westrock Coffee
Holdings, LLC
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 10, 2022
                                                            File No. 333-264464

       Dear Mr. Ford:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

       Amendment No.1 to Registration Statement on Form S-4 filed June 10, 2022

       What are the U.S. federal income tax consequences of the mergers, page
10

   1. We note your response to prior comment 3. Item 4 of Form S-4 requires a summary of the tax consequences of the
transaction. Given your disclosure of the uncertain and unusual tax consequences, we
continue to believe that a tax opinion is required. Please file that opinion, name counsel
or other opinion provider in the disclosure and ensure their consent is included in the
exhibit. It is permissible for the opinion to state the consequences as
                                                        "should" or "more
likely" than not, rather than "will", but the opinion must express a conclusion for each
material federal tax consequence. See Staff Legal Bulletin No. 19. If counsel is unable to
provide such opinion, it appears you should revise to disclose that the
 Scott T. Ford
Westrock Coffee Holdings, LLC
June 29, 2022
Page 2
         transaction is taxable.
Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 39

2. We note your response to our prior comment 8; however, we do not believe you have fully addressed our comment. As previously requested, please provide us with your computations for book value per unit or share for historical Riverview, as well as for the prior forma combined scenarios. Further, explain why you believe it is appropriate to use the weighted average of Riverview Class A shares in your calculation of book value per share.
Materials of Riverview's Financial Advisor, page 151

3. We note your response to prior comment 15. Please revise to clarify what you mean by the disclosure that the Stephens materials were used to "assess valuation assumptions used by the Riverview board of directors." If the assumptions and valuations used by the Board and Stephens are the same or similar, revise to state so directly. If not, explain how they differed.
4. Please tell us how you determined the compensation of approximately $5 million mentioned on page 155 in view of the amounts mentioned in items (i) and (ii) on page
         155.
Summary of Riverview Financial Analysis, page 151

5. We note your response to prior comment 12. Please revise to explain in greater detail the disclosure that your board used "standards generally accepted by the financial community, including from a valuation standpoint, based on the market value of Westrock to comparable public companies, as applicable, and a comparison of the proposed transaction with Westrock."
Westrock Coffee Holdings, LLC Audited Consolidated Financial Statements, Years Ended
December 31, 2021 and 2020
Note 7. Equity-Based Compensation, page F-46

6. We note your response to prior comment 28. Please revise your critical accounting policies and estimates to include the information that you provided in your response under the section titled "Changes in Estimated Fair Values."
Note 18. Segment Information, page F-56
FirstName LastNameScott T. Ford
7. We note your response to prior comment 29 but reissue our comment. Please revise your
Comapany    NameWestrock
       segment              Coffee Holdings,
                footnote to include           LLC provided in your response to
comply with the
                                    the information
       disclosure
June 29, 2022 Pagerequirements
                    2           outlined in ASC 280-10-50-41(a).
FirstName LastName
 Scott T. Ford
FirstName  LastNameScott
                Holdings,T. Ford
Westrock Coffee           LLC
Comapany
June       NameWestrock Coffee Holdings, LLC
     29, 2022
June 29,
Page  3 2022 Page 3
FirstName LastName
General

8. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
9. We note your response to prior comment 35. Please revise your disclosure and your proposed certificate of incorporation to state clearly and explicitly whether Westrock's exclusive forum provision applies to claims arising under the Securities Act and the
         Exchange Act.
       You may contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Brandon C. Price, Esq.